News release
For immediate publication

Characterization of Breast Tissue With ART’s SoftScan Optical Imaging Device demonstrates potential for high Specificity rates

New results for the SoftScan tissue characterization study presented at AACR meeting

Montreal, Canada, September 13, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today findings gleaned from the analysis of tissue characterization data, from a multi-site clinical study using the SoftScan® optical imaging device. In this study, lesions were identified on mammograms by a radiologist and characterized on their co-localized optical images through the SoftScan review workstation. Significant discrimination between malignant and healthy tissue based on the oxy-haemoglobin index in the breast was observed, with sensitivity and specificity rates of 88%. Also, the scatter component recovered through SoftScan’s time domain optical imaging technology presented a higher contrast in the diseased subjects, relative to the benign and healthy populations, thus providing a further indication of the changes in the microscopic structure of the tissues and blood vessels that are affected by the onset of cancer.

Zahia Ichalalène, Biomedical Optical Imaging Scientist at ART, presented the study data today at the First AACR International Conference on Molecular Diagnostics in Cancer Therapeutic Development in Chicago.

The higher specificity obtained with the SoftScan device indicates a potential usefulness in clinical settings for complementing existing radiographic methods.

About the trial

The population of 105 women was scanned as part of a multi-center trial using the SoftScan system and included pre- and post-menopausal women aged between 31 and 74. Among this population, 29 women were healthy volunteers with negative mammograms and 76 women were patients with abnormal findings scheduled for tissue biopsy or surgical excision. All mammographic results were confirmed through biopsy reports leading to an evaluable sample of 15 patients with a variety of malignant lesions, 25 with a benign disease and 29 with normal tissue.

About SoftScan

The SoftScan optical breast imaging system has been designed first as a complementary diagnostic tool to mammography, with ultimate uses in the detection and treatment monitoring of breast cancer. Its non-invasive, painless approach uses time-domain optical imaging technology, which may allow better characterization of breast tumors as benign or malignant and could provide faster assessment of therapeutic effectiveness. The device was created and developed by ART Advanced Research Technologies Inc..

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Dr. Joseph Kozikowski: jkozikowski@art.ca
Chief Medical Officer
Tel. 514.832.0777

www.art.ca